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November 5, 2020	BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

VIA EDGAR TRANSMISSION AND HAND DELIVERY

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Jonathan Burr
Ms. Erin E. Martin

Re:	Aimco OP L.P. (f/k/a Durango OP, LP) Amendment No. 1 to Draft Registration Statement on Form 10 Submitted September 30, 2020 (CIK No. 0001820878)

Dear Mr. Burr and Ms. Martin:

On behalf of our client, Apartment Investment and Management Company (“Our Client”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 21, 2020 (the “Comment Letter”) with respect to the above-referenced Amendment No. 1 to the Draft Registration Statement on Form 10 confidentially submitted by Aimco OP L.P., formerly known as Durango OP, LP (a subsidiary of Our Client, the “Company” or “New OP”), to the Commission on September 30, 2020.

Concurrently with the submission of this letter, the Company is filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, the Registration Statement on Form 10, (the “Registration Statement”), which Registration Statement includes and amended Information Statement as Exhibit 99.1, in response to the Staff’s comments and to reflect certain other changes.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Registration Statement.

* * * * *

Mr. Jonathan Burr

Securities and Exchange Commission

November 5, 2020

Amendment No. 1 to Draft Registration Statement on Form 10 submitted September 30, 2020

General

1.

We note your response to comment 1 and your disclosure beginning page 111. Please expand your analysis to separately describe in more detail the rights of the common OP units and Class I High Performance Partnership units and address how these rights compare to the rights of the New OP units. For example, it appears that the calculation to determine a potential cash redemption amount for the Class I High Performance Partnership Units differs from the common OP units and the New OP units. In addition, please tell us the percentage of interests currently outstanding that are common OP units versus Class I High Performance Partnership units as well as the number of beneficial owners of Class I High Performance Partnership units. In addition, we note your response indicates that 95 percent of the Class I High Performance Partnership Units are held by entities affiliated with your current or former executive officers. Please characterize the nature of the remaining five percent of holders.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 118 of the Registration Statement to address the first part of the Staff’s comment. As of October 16, 2020, there are 155,342,043.86 common OP units outstanding and 2,002,999.00 Class I High Performance Partnership Units outstanding (i.e., 98.73% and 1.27%, respectively, relative to each other). There are nine total owners of Class I High Performance Partnership units, of which four are current or former employees (or the estates of former employees who are deceased) who hold 1,907,247 Class I High Performance Partnership Units (~95.2% of such series). After reviewing the Company’s records, it has been determined that the other five owners are former directors (or their estates, descendants, and estate and investment planning vehicles). In short, 100% of the Class I High Performance Partnership Units are held by current or former directors and employees or related persons and entities (and there are only 9 owners total). For completeness in response to the Staff’s question, we note that the 5 owners who are former directors or related persons and entities own in the aggregate 95,752 Class I High Performance Partnership Units (~4.8% of such series).

Summary

Our Company, page 1

2.

We note that New OP will hold a portfolio of development and redevelopment properties in addition to a portfolio of 11 stabilized properties and certain other assets, which will serve as “seed” assets to provide revenue to help meet on-going liquidity needs. Please provide more detail to as to how these assets were selected to serve as the “seed” assets for New OP and clarify any methodology used by Aimco to allocate such assets. Please also clarify for us how long the all assets that New OP will receive in the spin-off were held by Aimco prior to the distribution.

Response: The Company respectfully advises the Staff that the Company has included the following detail as to how these specific assets were selected in its submission of the Registration Statement on page ii:

The assets that will be allocated to AIR and New OP as applicable, were selected based on the go-forward business plans of each company. Assets that are allocated to New OP are primarily either undergoing redevelopment, development, or lease-up, or are expected to provide stabilized income to help meet New OP’s ongoing liquidity needs. Assets that are allocated to AIR are primarily stabilized multifamily properties located in varying geographies that are intended to provide AIR with the blend and balance of assets to support its strategic goals.

The Company respectfully advises the Staff that a list of all real estate assets New OP will receive in the Separation, and the date such assets were originally acquired by Aimco, is included in Schedule III: Real Estate and Accumulated Depreciation on page F-27 of the Registration Statement. New OP will also receive in the Separation, a Mezzanine Investment, which was entered into by Aimco on November 26, 2019, and is disclosed in the Amendment on page F-18. On August 25, 2020, we acquired Hamilton on the Bay which New OP will receive in the Separation and is disclosed in the Amendment on page F-37.

Mr. Jonathan Burr

Securities and Exchange Commission

November 5, 2020

Reasons for the Spin-Off, page 9

3.	Please briefly describe the material negative factors that the board considered when determining whether to engage in the spin-off transaction.

Response: The Company respectfully advises the Staff that the Company has included the following expanded discussion of material negative factors in its submission of the Registration Statement on page 53:

The board of directors of Aimco also considered a number of potentially negative factors in evaluating the Separation, including the following:

•

Anticipated benefits of the Separation may not be realized. Following the Separation, AIR and Aimco will be two, focused and independent companies. AIR and/or Aimco may not be able to achieve some or all of the benefits that it expects to achieve as a company independent from the other in the time it expects, if at all. For instance, it may take longer than anticipated for Aimco to, or Aimco may never, succeed in growing its revenues through its development and redevelopment business.

•	There may be disruptions to the business as a result of the Separation. The actions required to separate AIR and Aimco could disrupt AIR and Aimco’s operations after the Separation.

•

One-time costs of the Separation. AIR and Aimco will incur costs in connection with the transition to being separate public companies that may include accounting, tax, legal and other professional service costs, recruiting and relocation costs associated with hiring or reassigning personnel, costs to separate information systems, and, in the case of AIR, costs related to establishing a new brand identity in the market place.

•

There may be conflicts between AIR and Aimco. There may be, or there may be the appearance of, conflicts of interest in Aimco’s relationship with AIR. Mr. Considine, along with Messrs. Miller and Stein, will serve on both Aimco’s and AIR’s boards of directors, however, such directors will recuse themselves from voting as members of either board of directors during the approval or disapproval of any transactions between the two companies. The agreements between AIR and us generally will not limit or restrict AIR or its affiliates from engaging in any business or managing other entities that engage in business of the type conducted by us. Actual, potential, or perceived conflicts could give rise to investor dissatisfaction, settlements with stockholders, litigation, or regulatory inquiries or enforcement actions.

•

The Separation as structured is expected to result in certain tax liabilities for Aimco stockholders. In general, Aimco expects that the Separation will be treated as a taxable transaction for U.S. federal income tax purposes. As more specifically described in “The Separation—U.S. Federal Income Tax Consequences of the Separation” and “U.S. Federal Income Tax Considerations,” an amount equal to the fair market value of the AIR

Mr. Jonathan Burr

Securities and Exchange Commission

November 5, 2020

Common Stock stockholders receive on the distribution date will generally be treated as a taxable dividend to the extent of each stockholder’s ratable share of any current or accumulated earnings and profits of Aimco (including gain recognized by Aimco in connection with the Separation). The excess will be treated as a non-taxable return of capital to the extent of each stockholder’s tax basis in shares of Aimco Common Stock and any remaining excess will be treated as capital gain. Aimco will not be able to advise stockholders of the amount of earnings and profits of Aimco until after the end of the calendar year in which the Separation occurs.

Conditions to the Spin-Off, page 57

4.

We note your statement that the Aimco board of directors can, in their sole discretion, waive certain conditions to the spin-off, including that: (i) all actions and filings necessary under federal or state securities laws related to the transaction shall have been taken; (ii) the acceptance of AIR’s common stock for listing; (iii) any material government authorizations necessary to consummate the spin-off shall have been obtained; (iv) the receipt of a tax opinion from counsel that AIR will be organized in conformity with the requirements for qualification as a REIT; and (v) no preliminary or permanent injunction shall be in effect that prevents the con-summation of the Spin-Off. Please update your disclosure to discuss to potential consequences to stockholders if the Aimco board of directors waives such conditions and proceeds with the spin-off.

Response: The Company respectfully advises the Staff that the Company has included the following expanded discussion of the potential consequences of waiver of conditions to the Separation in its submission of the Registration Statement on page 60:

We cannot assure you that all of the conditions will be satisfied or waived. In addition, if the Separation is completed and Aimco’s board of directors waives any such condition, such waiver could have a material adverse effect on Aimco’s and AIR’s respective business, financial condition or results of operations, including, without limitation, as a result of illiquid trading due to the failure of AIR Common Stock to be accepted for listing, litigation relating to any preliminary or permanent injunctions that sought to prevent the consummation of the Separation, or the failure of Aimco or AIR to obtain any required regulatory approvals. As of the date hereof, the board of directors of Aimco does not intend to waive any of the conditions described herein and would only consider such a waiver if it determined that such action was in the best interests of Aimco and its stockholders.

Notes to Unaudited Pro Forma Combined Financial Statements, page 67

5.

We note your adjustment (D) to your Unaudited Pro Forma Consolidated Statements of Operations. Please disclose the terms of the note payable to AIR. If the interest terms may vary, please disclose the effect on income of a 1/8 percent variance in rate.

Response: The Company respectfully advises the Staff that the terms of the note payable are described on pages 69 and 117 of the Registration Statement.

Mr. Jonathan Burr

Securities and Exchange Commission

November 5, 2020

6.

It appears that you revised your pro forma financial information to remove an adjustment for the master services agreement. Please tell us how you determined it was unnecessary to reflect an adjustment for this agreement.

Response: The Company respectfully advises the Staff that the fee income described in adjustment (C) comprises of a 3% fee pursuant to the Property Management Agreement and a fee of other services provided pursuant to the Master Services Agreement, including information technology and human resource related services, which approximates 1% of revenue based on the expected level of services provided to New OP. The Company has expanded the disclosure on page 69 of the Registration Statement to clarify.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 74

7.

We note your response to comment 8 and your revisions to your filing that the estimated fair market value of your unencumbered communities is calculated in the same manner as GAV. Please tell us if the assumptions underlying the calculations of the estimated fair value of your unencumbered communities are materially different from the assumptions underlying total GAV. To the extent they are materially different, please tell us how you determined it was unnecessary to disclose the assumptions underlying the calculations of the estimated fair value of your unencumbered communities.

Response: The Company respectfully advises the Staff that the calculation of the estimated fair market value of its unencumbered communities is similar to the calculation of GAV. There are no differences in the assumptions underlying the calculations.

Audited Combined Financial Statements of New OP Predecessor

Note 6—Variable Interest Entities, page F-17

8.

It appears that you revised your transaction and your financial statements to include your interest in four apartment communities that are accounted for as unconsolidated VIEs. Please tell us how you complied with Rule 4-08(g) of Regulation S-X or tell us how you determined it was unnecessary to present summarized financial information for these entities.

Response: The Company respectfully advises the Staff that it has considered the Commission’s revised guidance under Rule 4-08(g) of Regulation S-X when determining that it was unnecessary to present summarized financial information for such entities. None of the significance tests exceed the thresholds outlined in the Commission’s revised guidance under Rule 4-08(g). The results of the significance tests were as follows:

•	Asset Test—the Company’s investment in the unconsolidated VIEs represented less than 2% of total assets for each of the periods presented;

Mr. Jonathan Burr

Securities and Exchange Commission

November 5, 2020

•	Income Test—the Company’s share of revenue from operations of the unconsolidated VIEs was less than 1% of total revenues for each of the periods presented; and

•	Investment Test—the Company’s investment in the unconsolidated VIEs was less than 2% of total assets for each of the periods presented.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. If you have any questions regarding this filing, please contact Joseph A. Coco at (212) 735-3050; Blair T. Thetford at (212) 735-2082; or Michelle Gasaway at (213) 687-5122.

Sincerely,

/s/ Michelle Gasaway
Michelle Gasaway
Skadden, Arps, Slate, Meagher & Flom LLP